Registration No. _____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DENBURY RESOURCES INC.
(Exact name of registrant as specified in its charter)

Delaware	**20-0467835**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
5320 Legacy Drive, Plano, TX	**75024**
(Address of principal executive offices)	*(Zip Code)*

**DENBURY RESOURCES INC. AMENDED AND RESTATED
2004 OMNIBUS STOCK AND INCENTIVE PLAN**

(Full title of the plan)

Mark C. Allen
Sr. Vice President and Chief Financial Officer
Denbury Resources Inc.
5320 Legacy Drive
Plano, Texas 75024
(972) 673-2000
*(Name, address and telephone number,
including area code, of agent for service)*

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be Registered (1)(2)	Proposed Maximum Offering Price per Share (3)(4)	Proposed Maximum Aggregate Offering Price (3)(4)	Amount of Registration Fee
Common Stock $.001 Par Value	7,000,000	$ 3.67	$ 25,690,000	$ 2,586.98

(1) The securities to be registered are 7,000,000 additional shares reserved for issuance under the Registrant's Amended and Restated 2004 Omnibus Stock and Incentive Plan (the "2004 Plan").
(2) Pursuant to Rule 416 under the Securities Act of 1933, as amended (the "Securities Act"), this Registration Statement is deemed to include additional shares of Common Stock issuable under the terms of the 2004 Plan to prevent dilution resulting from any future stock split, stock dividend or similar transaction.
(3) Estimated solely for the purpose of calculating the registration fee.
(4) Calculated pursuant to Rule 457(c) and (h)(1) under the Securities Act. Accordingly, the price per share of Common Stock offered hereunder pursuant to the 2004 Plan is the price per share of $3.67, which is the average of the highest and lowest selling price per share of Common Stock by the New York Stock Exchange on July 1, 2016.

Denbury Resources Inc.

TABLE OF CONTENTS

Denbury Resources Inc.

EXPLANATORY NOTE

By this Registration Statement, Denbury Resources Inc. (the "Registrant" or the "Company" or "we" or "our" or "us") is registering an additional 7,000,000 shares of its Common Stock reserved for issuance under the 2004 Plan. These shares are being registered in connection with the amendment and restatement of the 2004 Plan, which was approved at the annual meeting of stockholders on May 24, 2016. The contents of the following prior registration statements are incorporated by reference into this Registration Statement pursuant to General Instruction E of Form S-8: Registration Nos. 333-116249, 333-143848, 333-160178, 333-167480, 333-189438 and 333-206320.

Denbury Resources Inc.

PART I

INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

Information specified in Item 1 and Item 2 of this Part I of Form S-8 to be contained in the Section 10(a) prospectus is omitted from this Registration Statement and will be sent or given to the participant(s) in accordance with Rule 428 under the Securities Act and the Explanatory Note to Part I of Form S-8.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

Any reports filed by us with the Securities and Exchange Commission (the "SEC") after the date of this Registration Statement and before the date that the offering of the securities by means of this Registration Statement is terminated will automatically update and, where applicable, supersede any information contained in or incorporated by reference in this Registration Statement. We incorporate by reference (excluding any information furnished pursuant to Items 2.02 or 7.01 of any report on Form 8-K) the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in the registration statement and to be part thereof from the date of filing such documents:

1. Our Annual Report on Form 10-K for the year ended December 31, 2015, filed on February 26, 2016;
2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed on May 6, 2016; and
3. Our Current Reports on Form 8-K filed on January 8, 2016; January 12, 2016; January 21, 2016; February 23, 2016; April 6, 2016; April 20, 2016; May 5, 2016; May 11, 2016; May 16, 2016; May 27, 2016; June 23, 2016; and June 29, 2016.

Item 5. Interests of Named Experts and Counsel.

The validity of the shares of Common Stock covered by this Registration Statement has been passed upon by James S. Matthews, Senior Vice President, General Counsel and Secretary of the Company. As of the date of this Registration Statement, Mr. Matthews beneficially owns (i) 116,036 shares of Common Stock of the Company (including 46,117 restricted shares subject to forfeiture provisions) and (ii) 13,739 stock appreciation rights at an exercise price of $16.77, which expire in 2020.

Denbury Resources Inc.

Item 8. Exhibits.

(a) Exhibits.

The following documents are included as a part of this Registration Statement.

Exhibit No.	Document Description
4.1	Denbury Resources Inc. Amended and Restated 2004 Omnibus Stock and Incentive Plan, as amended and restated effective as of May 24, 2016 (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on May 27, 2016, File No. 001-12935).
4.2	Second Restated Certificate of Incorporation of Denbury Resources Inc. filed with the Delaware Secretary of State on October 30, 2014 (incorporated by reference to Exhibit 3(a) of Form 10-Q filed by the Company on November 7, 2014, File No. 001-12935).
4.3	Second Amended and Restated Bylaws of Denbury Resources Inc. as of November 4, 2014 (incorporated by reference to Exhibit 3(b) of Form 10-Q filed by the Company on November 7, 2014, File No. 001-12935).
5.1*	Opinion of James S. Matthews, Senior Vice President, General Counsel and Secretary of Denbury Resources Inc.
23.1*	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of DeGolyer and MacNaughton.
23.3*	Consent of James S. Matthews (included in Opinion filed as Exhibit 5.1 hereto).
24.1*	Power of Attorney (included on signature page).

*   Included herewith.

Denbury Resources Inc.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, Texas, on July 5, 2016.

Denbury Resources Inc.

/s/ Mark C. Allen

Mark C. Allen
Sr. Vice President and Chief Financial Officer

/s/ Alan Rhoades

Alan Rhoades
Vice President and Chief Accounting Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Phil Rykhoek, Mark C. Allen and Alan Rhoades, and each of them, each with full power to act without the other, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person hereby ratifying and confirming that each of said attorneys-in-fact and agents or his substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

July 5, 2016	/s/ Phil Rykhoek
	Phil Rykhoek
	Director, President and Chief Executive Officer
	(Principal Executive Officer)

July 5, 2016	/s/ Mark C. Allen
	Mark C. Allen
	Sr. Vice President and Chief Financial Officer
	(Principal Financial Officer)

July 5, 2016	/s/ Alan Rhoades
	Alan Rhoades
	Vice President and Chief Accounting Officer
	(Principal Accounting Officer)

July 5, 2016	/s/ John P. Dielwart
	John P. Dielwart
	Chairman of the Board

Denbury Resources Inc.

July 5, 2016	/s/ Michael B. Decker
	Michael B. Decker
	Director
July 5, 2016	/s/ Gregory L. McMichael
	Gregory L. McMichael
	Director
July 5, 2016	/s/ Kevin O. Meyers
	Kevin O. Meyers
	Director
July 5, 2016	/s/ Randy Stein
	Randy Stein
	Director
July 5, 2016	/s/ Laura A. Sugg
	Laura A. Sugg
	Director
July 5, 2016	/s/ Wieland F. Wettstein
	Wieland F. Wettstein
	Director

Denbury Resources Inc.

INDEX TO EXHIBITS

Exhibit No.	Document Description
5.1	Opinion of James S. Matthews, Senior Vice President, General Counsel and Secretary of Denbury Resources Inc.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of DeGolyer and MacNaughton.

Exhibit 5.1

July 5, 2016

Denbury Resources Inc.
5320 Legacy Drive
Plano, Texas 75024

Re: Securities Being Registered under Registration Statement on Form S-8

Ladies and Gentlemen:

This opinion letter is furnished to you in connection with the Registration Statement on Form S-8 ("**Registration Statement**") to be filed with the Securities and Exchange Commission (the "**SEC**") by Denbury Resources Inc., a Delaware corporation (the "**Company**"), pursuant to the Securities Act of 1933, as amended (the "**Securities Act**"), relating to 7,000,000 additional shares of the $0.001 par value common stock (the "**Common Stock**") of the Company that may be issued by the Company under the Denbury Resources Inc. Amended and Restated 2004 Omnibus Stock and Incentive Plan (the "**2004 Plan**"). For the purposes hereof, the 7,000,000 additional shares of Common Stock that may be issued under the 2004 Plan will be referred to collectively as the "**Shares**."

As Senior Vice President, General Counsel and Secretary of the Company, I am familiar with the proceedings taken and proposed to be taken by the Company in connection with the registration of the Shares. I have examined (i) the Second Restated Certificate of Incorporation of the Company and the Second Amended and Restated Bylaws of the Company; (ii) minutes and records of the corporate proceedings of the Company with respect to the amendment and restatement of the 2004 Plan, the issuance of the Shares pursuant to the 2004 Plan, the filing of the Registration Statement with the SEC and related matters; (iii) the Registration Statement and exhibits thereto; (iv) the 2004 Plan; and (v) such other documents and instruments as I have deemed necessary for the expression of the opinion contained herein.

In making the foregoing examinations, I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as originals, and the conformity to original documents of all documents submitted to me as copies; the legal capacity of all natural persons; and that all applicable fiduciary duties have been satisfied. In making my examination of documents executed by parties other than the Company, I have assumed (i) that each other party has the power, authority and capacity to execute and deliver, and to perform and observe the provisions of, such documents; (ii) the due authorization by each such party of all requisite action and the due execution and delivery of such documents by each such party; and (iii) that such documents constitute the legal, valid and binding obligations of each such party. As to any facts material to the opinion expressed herein, I have relied upon statements and representations of officers and other representatives of the Company and public officials, and have conducted no special investigation of factual matters in connection with this opinion.

My examination of matters of law in connection with the opinion expressed herein has been limited to the General Corporation Law of the State of Delaware, including the applicable provisions of the Delaware Constitution and the reported judicial decisions, rules and regulations interpreting such law. I express no opinion with respect to the laws of any other jurisdiction, and I express no opinion herein concerning any other laws, rules or regulations (including, without limitation, the application of the securities or "blue sky" laws of any state to the offer and/or sale of the Shares).

Based upon my examinations, and the consideration of, and reliance upon, the documents and other matters described above, and assuming that:

(1) the Shares to be issued or sold in the future under the 2004 Plan will be duly issued or sold in accordance with the terms of the 2004 Plan and the terms of awards made under the 2004 Plan;

(2) the Company maintains an adequate number of authorized but unissued shares and/or treasury shares for issuance of Shares to be issued pursuant to awards granted under the 2004 Plan; and

(3) the lawful consideration for the Shares issued pursuant to the awards granted under the 2004 Plan is actually received by the Company as provided in the 2004 Plan and exceeds the par value of such Shares;

I am of the opinion that Shares issued or sold in accordance with the terms of the 2004 Plan and pursuant to awards made under and in accordance with the terms of the 2004 Plan will be legally issued, fully paid and nonassessable.

The opinion expressed herein is rendered pursuant to Item 601(b)(5)(i) of Regulation S-K under the Securities Act and may not be used or relied upon for any other purpose.

I hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statement. In giving such consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC promulgated thereunder.

This opinion is rendered to you as of the date hereof, and I undertake no obligation to advise you of any change in any applicable law or in facts or circumstances which might affect any matters or opinions set forth herein.

Very truly yours,

/s/ James S. Matthews

James S. Matthews

Senior Vice President, General Counsel and Secretary

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 26, 2016 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in Denbury Resources Inc.'s Annual Report on Form 10-K for the year ended December 31, 2015.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Dallas, Texas

July 5, 2016

Exhibit 23.2

DEGOLYER AND MACNAUGHTON
5001 SPRING VALLEY ROAD
SUITE 800 EAST
DALLAS, TEXAS 75244

July 5, 2016

Denbury Resources Inc.
5320 Legacy Drive
Plano, Texas 75024

Ladies and Gentlemen:

We hereby consent to incorporation by reference in the Form S-8 Registration Statement of Denbury Resources Inc. (with respect to the Denbury Resources Inc. 2004 Omnibus Stock and Incentive Plan), to be filed with the Securities and Exchange Commission on or about July 5, 2016, and in the Denbury Resources Inc. Annual Report on Form 10-K for the year ended December 31, 2015, which uses the name DeGolyer and MacNaughton, refers to DeGolyer and MacNaughton, and includes our Letter Report dated January 25, 2016, regarding the proved reserves of Denbury Resources, and to the inclusion of information taken from our "Report as of December 31, 2015 on Reserves and Revenue of Certain Properties owned by Denbury Resources Inc. SEC Case," "Appraisal Report as of December 31, 2014 on Certain Properties owned by Denbury Resources Inc. SEC Case," and "Appraisal Report as of December 31, 2013 on Certain Properties owned by Denbury Resources Inc. SEC Case."

Very truly yours,

/s/ DeGolyer and MacNaughton
DeGolyer and MacNaughton
Texas Registered Engineering Firm F-716